SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-3577	E-Mail Address AKELLER@STBLAW.COM

July 25, 2016

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Real Estate Income Trust, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted June 17, 2016
CIK No. 0001662972

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) responses to certain inquiries made by the Staff relating to the above-referenced draft registration statement on Form S-11 (the “Draft Registration Statement”). The Company will provide responses to the Staff’s comment letter dated July 8, 2016 (the “Comment Letter”) and file an amendment to the Draft Registration Statement addressing such comments at a later date.

Unless otherwise defined below, terms defined in the Draft Registration Statement and used below shall have the meanings given to them in the Draft Registration Statement. The responses and information described below are based upon information provided to us by the Company.

In response to the Staff’s telephonic inquiries on July 21, 2016, we are providing further detail and explanation related to the subscription mechanics the Company proposes to use for this offering. As described in the Draft Registration Statement, the transaction price for each month will be made publicly available on the Company’s website and in a prospectus supplement filed with the SEC generally by the 15th of each month. Subscriptions will not be accepted by the Company before the later of (i) five business days before the last business day of

Securities and Exchange Commission	July 25, 2016

the month and (ii) three business days after the transaction price is made publicly available by posting it on the Company’s website and filing a prospectus supplement with the SEC. Additionally, the Company will provide (as reflected in Exhibit A hereto) that if the transaction price has not been made publicly available as described above on or before the eighth business day before the last business day of the month, or a previously disclosed transaction price is changed after such time, then the Company will provide notice of such transaction price (and the first day the Company is permitted to accept subscription requests as described above) directly to subscribing investors when such transaction price is made available.

As a result of these foregoing procedures, subscribing investors will be able to check for the transaction price on the Company’s website or in the Company’s SEC filings available on the SEC’s website on the eighth business day prior to the last business day of the month and still have a minimum of three business days to withdraw their subscription requests before they are committed to purchase shares upon acceptance of their request by the Company. If the transaction price is not yet available on such date, they will be notified of the transaction price directly by the Company when it becomes available and will have at least three business days to consider whether to withdraw their request.

The Company will add additional disclosure providing that an investor may withdraw his or her subscription request by notifying the Company’s transfer agent, directly or through the investor’s financial intermediary, on the Company’s toll-free, automated telephone line, at any time before the first day the Company is permitted to accept subscription requests as described above. Such date will be specified in the prospectus supplement filed with the SEC, and in any direct notice to investors if required in the circumstances described above.

We believe the foregoing procedures constitute “conveyance” for purposes of Section 12(a)(2) and Section 17(a) of the Securities Act. According to Release 33-8591 (December 1, 2005) “Securities Offering Reform” (p. 176-77):

“For purposes of Section 12(a)(2) and Section 17(a)(2), whether or not information has been conveyed to an investor at or prior to the time of the contract of sale currently is a facts and circumstances determination, and our actions today do not affect that determination. Such information could include information in the issuer’s registration statement and prospectuses for the offering in question, the issuer’s Exchange Act reports incorporated by reference therein or information otherwise disseminated by means reasonably designed to convey such information to investors. Such information also could include information directly communicated to investors.”

The Company believes that the transaction price typically will be made available both on the Company’s website and in a prospectus supplement filed with the SEC no later than the eighth business day prior to the last business day of the month. We believe by making the transaction price publicly available in this manner, together with the detailed disclosure of these procedures in the prospectus under the heading “How to Subscribe,” the Company will have disseminated the transaction price “by means reasonably designed to convey [the transaction price] to investors.” As described above, in those cases where the transaction price for any month is made available or is changed after the eighth business day prior to the last business day of such

Securities and Exchange Commission	July 25, 2016

month (and as a result the Company will not be able to accept subscription requests on the fifth business day prior to the last business day of such month), the Company will directly communicate the transaction price (and the first day the Company is permitted to accept subscription requests as described above) to investors who have submitted subscription requests for that month.

* * * * * * * *

Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	Judy Turchin
Leon Volchyok

Securities and Exchange Commission	July 25, 2016

Exhibit A